Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Tel: (905) 726-2462 Fax: (905) 726-7164 www.magna.com Direct Line: (905) 726-7092 Email: pat.mccann@magna.com

September 30, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Attention:  Ms. Lyn Shenk

RE:	Re: Magna International Inc.
Form 40-F for Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 6-K
Filed on August 5, 2011
File No. 001-11444

Dear Lyn:

Thank you for your letter dated August 18, 2011 providing comments on Magna International Inc.’s (“Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2010 and Form 6-K filed on August 5, 2011. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced each of your comments in the order provided, followed by the Company’s corresponding response.

Form 40-F for Fiscal Year Ended December 31, 2010

Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.                  We note your response to our prior comment 2. However, you have only quantified one of the four factors that are listed. Further you have only quantified $57 million of a $129 million change. A significant portion of the change (56%) is not discussed or analyzed. Please revise to quantify all factors cited. Please provide us with your proposed revised disclosure.

We note your comment.  However, subsequent to our letter from July 26, 2011 we expanded our discussion of the change in “External production sales — Rest of the World” in the Company’s second quarter MD&A (included in Form 6-K filed on August 5, 2011).  We submit that the following expanded disclosure appropriately addresses your comment:

External Production Sales — Rest of World

External production sales in Rest of World increased 48% or $109 million to $335 million for the second quarter of 2011 compared to $226 million for the second quarter of 2010. The increase in production sales is primarily as a result of:

•             acquisitions completed during or subsequent to the second quarter of 2010 including, Resil and Pabsa, which positively impacted sales by $77 million;

•             the launch of new programs during or subsequent to the second quarter of 2010 in China and Brazil; and

•             a $19 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies, including the Brazilian real and Chinese Renminbi, against the U.S. dollar.

2.                  We note your response to our prior comment 3. However, you have not discussed the change in the aggregate dollar amount of cost of goods sold. Please revise to discuss the changes in the dollar amount of costs of goods sold. Please revise to quantify the different factors driving the change, such as the increase in commodity costs. Please provide us with your proposed revised disclosure.

We note your comment.  The Company will amend future filings to analyse the costs of goods sold line item as reported in its consolidated financial statements and we will endeavour to provide further quantitative information about specific factors when such data is reliable and has a material impact to understanding the Company’s key financial performance measures.

As well, we intend to change the discussion of the change in “Cost of Goods Sold as a percentage of Sales” that was included in our second quarter 2011 MD&A back to a discussion of the change in “Gross Margin as a percentage of Sales” similar to our filings prior to the second quarter of 2011.  The discussion of the change in “Cost of Goods Sold” in the Company’s future MD&A will be included prior to the discussion of the change in “Gross Margin as a percentage of Sales” and be revised as follows (the illustration below is based on the Company’s second quarter 2011 MD&A):

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2011	2010

Sales	$7,338	$5,898

Cost of Goods Sold
Material	4,712	3,655
Direct Labour	492	397
Overhead	1,279	1,041
	6,483	5,093
Gross margin	$855	$805

Gross margin as a percent of sales	11.7%	13.6%

Cost of goods sold increased $1.39 billion to $6.48 billion for the second quarter of 2011 compared to $5.09 billion for the second quarter of 2010. Excluding the unusual items recorded in the second quarter of 2010 (as discussed in the “Unusual Items” section), cost of goods sold increased $1.41 billion primarily as a result of:

•             increased material, overhead and labour costs associated with the increase in sales;

•             a $434 million increase in reported U.S. dollar cost of sales primarily due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•             $89 million related to acquisitions completed subsequent to the second quarter of 2010, including Resil and Erhard & Sohne GmbH; and

•             increased commodities costs.

Form 6-K filed on August 5, 2011

Notes to Interim Consolidated Financial Statements

Note 16. Subsequent Events

3.                 We note that you expect to record a charge of approximately $100 million in the third quarter of 2011 in connection with the disposal of an interior systems operation located in Germany. Please tell us what consideration you gave to impairment testing related to this operation as of June 30, 2011 and December 31, 2010.

The long-lived assets at this operation were fully impaired during the fourth quarter ended December 31, 2010.

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.

Yours very truly,

MAGNA INTERNATIONAL INC.

/s/ “Patrick McCann”

Patrick McCann
Vice-President, Finance

c.c.	Members of the Magna International Inc. Audit Committee
Vince Galifi, Executive Vice-President and Chief Financial Officer
Jeff Palmer, Executive Vice-President and Chief Legal Officer
Bassem Shakeel, Vice-President and Secretary
Don Linsdell, Ernst & Young LLP